UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1 )

                         ALL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    016628109
                                 (CUSIP Number)

               Filed by February 14, 1999 Pursuant to Rule 13d-2(b)
             (Date of Event which Requires filing of this Statement)










Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No. 016628109

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         George W. Mauerman
- -------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[ ]
                                                                  (b)[ ]
- -------------------------------------------------------------------------
3        SEC USE ONLY

- -------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- -------------------------------------------------------------------------
  NUMBER OF             (5)   SOLE VOTING POWER . . . . . . . . . . 129,500
   SHARES
 BENEFICIALLY           (6)   SHARED VOTING POWER . . . . . . . . . 0
  OWNED BY
    EACH                (7)   SOLE DISPOSITIVE POWER. . . . . . . . 129,500
 REPORTING
  PERSON                (8)   SHARED DISPOSITIVE POWER. . . . . . . 275,000
   WITH
- -------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   404,500
- -------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [ ]
- -------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   8.2%
- -------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON

   IN
- -------------------------------------------------------------------------





CUSIP No. 016628109

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         George S. Mauerman
- -------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[ ]
                                                                  (b)[ ]
- -------------------------------------------------------------------------
3        SEC USE ONLY

- -------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- -------------------------------------------------------------------------
  NUMBER OF             (5)   SOLE VOTING POWER . . . . . . . . . . 268,000
   SHARES
 BENEFICIALLY           (6)   SHARED VOTING POWER . . . . . . . . . 0
  OWNED BY
    EACH                (7)   SOLE DISPOSITIVE POWER. . . . . . . . 0
 REPORTING
  PERSON                (8)   SHARED DISPOSITIVE POWER. . . . . . . 268,000
   WITH
- -------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   268,000
- -------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [X]
- -------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   5.5%
- -------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON

   IN
- -------------------------------------------------------------------------






CUSIP No. 016628109

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Heather J. Mauerman
- -------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[ ]
                                                                  (b)[ ]
- -------------------------------------------------------------------------
3        SEC USE ONLY

- -------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- -------------------------------------------------------------------------
  NUMBER OF             (5)   SOLE VOTING POWER . . . . . . . . . . 5,000
   SHARES
 BENEFICIALLY           (6)   SHARED VOTING POWER . . . . . . . . . 0
  OWNED BY
    EACH                (7)   SOLE DISPOSITIVE POWER. . . . . . . . 0
 REPORTING
  PERSON                (8)   SHARED DISPOSITIVE POWER. . . . . . . 5,000
   WITH
- -------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,000
- -------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [X]
- -------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   0.1%
- -------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON

   IN
- -------------------------------------------------------------------------





CUSIP No. 016628109

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Heidi M. Wendland
- -------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[ ]
                                                                  (b)[ ]
- -------------------------------------------------------------------------
3        SEC USE ONLY

- -------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- -------------------------------------------------------------------------
  NUMBER OF             (5)   SOLE VOTING POWER . . . . . . . . . . 2,000
   SHARES
 BENEFICIALLY           (6)   SHARED VOTING POWER . . . . . . . . . 0
  OWNED BY
    EACH                (7)   SOLE DISPOSITIVE POWER. . . . . . . . 0
 REPORTING
  PERSON                (8)   SHARED DISPOSITIVE POWER. . . . . . . 2,000
   WITH
- -------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,000
- -------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [X]
- -------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   0.0%
- -------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON

   IN
- -------------------------------------------------------------------------






CUSIP No. 016628109

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Michael D. Wendland
- -------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[ ]
                                                                  (b)[ ]
- -------------------------------------------------------------------------
3        SEC USE ONLY

- -------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- -------------------------------------------------------------------------
  NUMBER OF             (5)   SOLE VOTING POWER . . . . . . . . . . 0
   SHARES
 BENEFICIALLY           (6)   SHARED VOTING POWER . . . . . . . . . 0
  OWNED BY
    EACH                (7)   SOLE DISPOSITIVE POWER. . . . . . . . 0
 REPORTING
  PERSON                (8)   SHARED DISPOSITIVE POWER. . . . . . . 0
   WITH
- -------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0
- -------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [X]
- -------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   0.0%
- -------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON

   IN
- -------------------------------------------------------------------------





Item 1.

         (a)      Name of Issuer:

              All Communications Corporation (the "Issuer")

         (b)      Address of Issuer's Principal Executive Offices:

              225 Long Avenue, Hillside, New Jersey  07205


Item 2.

         (a)      Name of Person filing:

              The Reporting Persons are George W. Mauerman ("GWM"), George
S. Mauerman ("GSM") individually and as Trustee of the Adrien W. Mauerman Testamentary Trust dated July 18, 1986 (the "Trust"), Heather J. Mauerman ("HJM"), Heidi M. Wendland ("HMW") and Michael D Wendland ("MDW"). GSM is the father of GWM, HJM, and HMW and is the Trustee of the Trust, which is a trust domiciled in the State of Oklahoma for the benefit of the children of GSM and each of their respective heirs. MDW is the husband of HMW. GWM has trading authorization over the accounts of GSM, HJM, HMW and the Trust held at the brokerage firm of Salomon Smith Barney, as well as the account of GSM held at the brokerage firm of Donaldson, Lufkin & Jenrette. As previously discussed, GWM, HJM and HMW are beneficiaries of the Trust.

         (b)      Address or Principal Business Office or, if none,
                  Residence:

               The business address of each of the Reporting Persons is 6585 S. Yale, Suite 500, Tulsa, OK 74136.

         (c)      Citizenship:

               GWM, GSM, HJM, HMW and MDW are citizens of the United States.

         (d)      Title of Class of Securities:

               Common Stock, No Par Value (the "Shares")

         (e)      CUSIP Number:

               016628109

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

         If this Statement is filed pursuant to Rule 13d-1(c), check this box [X]


Item 4.  Ownership

         (a)      Amount Beneficially Owned:

              This statement on Schedule 13G/A relates to an aggregate total of 404,500 Shares (approximately 8.2% of the issued and outstanding Shares of the Issuer as of February 8, 1999 based on information contained in the Issuer's most recent filing with the Securities and Exchange Commission), including 105,000 Shares acquirable under warrant within the next 60 days, beneficially owned by the Reporting Persons.

              GWM may be considered the beneficial owner of 404,500 Shares, which consists of (i) 59,500 Shares owned by GWM and 70,000 Shares subject to warrants held by GWM; (ii) 63,000 Shares owned by GSM individually and 35,000 Shares subject to warrants held by GSM individually, for which GWM has trading authority; (iii) 170,000 Shares owned by GSM as Trustee, for which GWM has trading authority; (iv) 5,000 Shares owned by HJM, for which GWM has trading authority; and (v) 2,000 Shares owned by HMW, for which GWM has trading authority.

              GSM individually and as Trustee may be considered the beneficial owner of 268,000 Shares, which consists of (i) 63,000 Shares owned by GSM individually and 35,000 Shares subject to warrants held by GSM individually; and (ii) 170,000 Shares owned by GSM as Trustee. GSM also may be deemed to be the beneficial owner of (i) 129,500 Shares beneficially owned by GWM; (ii) 5,000 Shares beneficially owned by HJM; and (iii) 2,000 Shares beneficially owned by HMW; but disclaims such beneficial ownership.

              HJM may be considered the beneficial owner of 5,000 Shares. HJM also may be deemed to be the beneficial owner of (i) 129,500 Shares beneficially owned by GWM; (ii) 268,000 Shares beneficially owned by GSM; and (iii) 2,000 Shares beneficially owned by HMW; but disclaims such beneficial ownership.

              HMW may be considered the beneficial owner of 2,000 Shares. HMW also may be deemed to be the beneficial owner of (i) 129,500 Shares beneficially owned by GWM; (ii) 268,000 Shares beneficially owned by GSM; and (iii) 5,000 Shares beneficially owned by HJM; but disclaims such beneficial ownership.

              MDW may be considered the beneficial owner of 0 Shares. MDW also may be deemed to be the beneficial owner of (i) 129,500 Shares beneficially owned by GWM; (ii) 268,000 Shares beneficially owned by GSM;
(iii) 5,000 Shares beneficially owned by HJM; and (iv) 2,000 Shares beneficially owned by HMW; but disclaims such beneficial ownership.



         (b)      Percent of Class:

                  For GWM 8.2%
                  For GSM 5.5%
                  For HJM 0.1%
                  For HMW 0.0%
                  For MDW 0.0%


         (c) Number of shares of Common Stock as to which the Reporting Person has:

                  (i)      Sole power of vote or to direct the vote:
                  (ii)     Shared power to vote or to direct the vote:
                  (iii)    Sole power to dispose or to direct the
                           disposition:
                  (iv) Shared power to dispose or to direct the disposition:

                  For GWM
                  (i)      129,500
                  (ii)     0
                  (iii)    129,500
                  (iv)     275,000

                  For GSM
                  (i)      268,000
                  (ii)     0
                  (iii)    0
                  (iv)     268,000

                  For HJM
                  (i)      5,000
                  (ii)     0
                  (iii)    0
                  (iv)     5,000

                  For HMW
                  (i)      2,000
                  (ii)     0
                  (iii)    0
                  (iv)     2,000

                  For MDW
                  (i)      0
                  (ii)     0
                  (iii)    0
                  (iv)     0


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         No other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 1999



                                   /s/ George W. Mauerman
                                 -----------------------------
                                   George W. Mauerman

                                   /s/ George S. Mauerman
                                 -----------------------------
                                   George S. Mauerman

                                   /s/ Heather J. Mauerman
                                 -----------------------------
                                   Heather J. Mauerman


                                   /s/ Heidi M. Wendland
                                 -----------------------------
                                   Heidi M. Wendland


                                   /s/ Michael D. Wendland
                                 -----------------------------
                                   Michael D. Wendland